FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1920, 1188 West Georgia Street

Vancouver, B.C.

V6E 4A2

Item 2.	Date of Material Change

May 5, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 5, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have commenced drilling on the Organullo Gold Project in  northwest Argentina.

Item 5.	Full Description of Material Change

The Issuer reports that drilling has commenced at its 100% owned Organullo project in Salta Province, northwest Argentina.  Historical drill results from Organullo identified significant bulk-tonnage style gold mineralization, including up to 189 metres grading 0.66 g/t gold.  Results from recently completed mapping, geochemical and geophysical exploration indicates potential for a large, bulk-tonnage gold system that warrants follow up drilling.

The Issuer has commenced an initial 2,000 metre, 5-hole diamond drill program to test an approximately 2.1-kilometre long by 800-metre wide north-south trending structural zone defined by the coincidence of significant historical drill intercepts (Table 1), gold-in-rock surface geochemistry, and variably developed advanced argillic (alunite+/-dickite+/-pyrophyllite) and silica alteration in the vicinity of the former Julio Verne mine (Figure 1).

Highlights of the Issuer’s recent drill-targeting exploration program include:

      Gold values from 361 rock samples collected over 8 kilometres of strike on the 6100 ha property average 0.48 g/t and range from below detection to 29.7 g/t.
      Mapping and geochemical analyses have defined a 2.1-kilometre by 800-metre zone of high-temperature hydrothermal alteration typical of both low- and high-sulphidation epithermal gold deposits.
      Geophysical surveying has characterized the historical Julio Verne Mine and identified similar targets over a 5-kilometre strike length.
      Geology and geochemical results consistent with the upper levels of a large magmatic porphyry-high sulphidation system have been highlighted.  These type of systems host prolific gold mineralization elsewhere in the central Andes, such as in the Pascua - El Indio belt, and do not preclude the potential for a large Bajo de la Alumbrera or El Salvador-style porphyry deposit at depth

Previous exploration by others at Organullo focused mainly on higher grade gold (+/-copper and bismuth) mineralization and little to no attention was paid to the bulk tonnage potential on the property.  Records of historical exploration (from several operators) obtained by the Issuer illustrate the significant gold endowment of the property - a total of 1,580 surface rock samples from area of approximately 8-kilometres by 8-kilometres average 0.25 g/t gold.

The Issuer believes that historic exploration inadequately tested this large, pervasive gold-bearing system.  The majority of the historic drilling (6121 metres in 35 holes) was collared parallel to mineralized structures and hence either failed to test the principal structures and/or provided intersections which the Company believes may not be representative.  In addition, recoveries were very poor (25-30%) due to loss of potentially mineralized clay rich zones and high groundwater saturation.  Despite sub-optimal drill hole orientation and drill conditions, historical drill holes did define potentially economic bulk-tonnage style gold mineralization.  Highlights are summarized below:

Table 1: Select Historical Drill Highlights

(*RC – reverse circulation; **DDH – diamond drill hole)

Hole ID	Year	Type	Length (m)	Average Gold Grade (g/t)
AR3	1995	RC*	200.00	0.34
AR4	1995	RC	200.00	0.47
AR5	1995	RC	189.00	0.66
AR7	1995	RC	200.00	0.36
DD19	1997	DDH**	144.80	0.48
DD21	1997	DDH	118.05	0.34
AR32	1999	RC	186.00	0.50

Assay data taken from results reported by Triton Mining Corp. and Northern Orion Explorations,

Ltd. and are believed to be representative, although the Company has not yet confirmed these with its own drill data.  Until such confirmation has been obtained,readers should not place undue reliance on the information contained herein.

Project Overview

The Organullo property is situated in the Province of Salta, northwest Argentina, in the central South American Andes mountain ranges.  The property is located approximately 18 kilometres by road south of San Antonio de Los Cobres, the capital city of the Los Andes department, which has both power and rail infrastructure.  Cardero holds a 100% interest in the property, which covers approximately 6,100 hectares.  Elevations range from 3,990 to 4,580 metres above sea level in this arid region of the altiplano known in Argentina as the Puna.

Gold mineralization on the Organullo property is hosted in Tertiary age dacite to andesite pyroclastic rocks and underlying Paleozoic age Puncoviscana metasedimentary rocks in a tectonically fertile part of the Argentinean Puna.

Textures, geochemistry, host rocks and alteration assemblages are consistent with both low- and high-sulphidation styles of epithermal mineralization that host prolific gold mineralization elsewhere in the central Andes, such as in the Pascua - El Indio belt, and do not preclude the potential for a large Bajo de la Alumbrera or El Salvador style porphyry deposit at depth.

Exploration History

The earliest recorded work in the area of the Organullo property comes from reports of small-scale production from the Julio Verne mine during the 1930’s.  Mining activity centered on 2 high-grade sub-parallel veins with concentrates reported to average 12.5% bismuth and 8.2% copper with gold ranging between 10-20 g/t.  Early regional work was undertaken in the area by Fabricaciones Militares in 1962-72 in partnership with the United Nations, followed up by an IP survey and drilling by Cities Service Corporation.  In 1994-1995 Triton Mining Corp. and Northern Orion Explorations, Ltd. jointly conducted a detailed surface sampling, mapping and prospecting campaign and completed a 17-hole, 3,295-metre RC drill program.  This was followed with a 6 hole diamond drill program in 1997 and an additional 12-hole RC drill program in 1999 by Northern Orion.  The Issuer purchased the project in 2004, and has conducted several reconnaissance exploration programs and detailed petrographic studies since that time and prior to this current exploration program.

Figure 1: Map of Julio Verne area, showing drill hole traces from historical drilling.

Qualified Person and QA/QC Programs

R. Scott Heffernan, M.Sc., P.Geol., the Issuer’s Chief Geologist, and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Heffernan is not independent of the Issuer by virtue of being an employee and a holder of incentive stock options.

The work programs at Organullo were designed by, and are supervised by, R. Scott Heffernan, Paul Klipfel, Ph.D. of Mineral Resource Services Inc. and Equity Exploration Consultants Ltd. of Vancouver, BC who together are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Chemex Laboratories, Mendoza, for assay.  ALS Chemex’s quality management system complies with the requirements for the International Standards ISO 9001:2008.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Issuer personnel in order to independently assess analytical accuracy.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the potential discovery of mineral deposits at the Issuer’s Organullo project, the potential for the discovery of bulk-tonnage targets, the potential discovery of economic mineralization, the timing, cost and nature of future anticipated exploration programs and the results thereof and business plans are forward-looking statements.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies and other risks and uncertainties disclosed in the Issuer’s annual information form filed with the B.C., Alberta and Ontario Securities Commissions and the annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Cautionary Note Regarding Similar or Adjacent Properties

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer's properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, President & CEO

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

May 6, 2010